[redacted]

11016755

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 66963

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Direct Edge ECN LLC DBA: DE Route

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington Blvd., 6th Floor
(No. and Street)

Jersey City	New Jersey	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/2011

OATH OR AFFIRMATION

I, Glen Badach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Direct Edge ECN LLC d/b/a DE Route, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

Rowena B. Basalatan [signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROWENA B. BASALATAN
Notary Public - State of New Jersey
No. 2376261
Qualified in Hudson County
My Commission Expires Aug. 5 2013

pwc

Report of Independent Auditors

To the Member of
Direct Edge ECN LLC d/b/a DE Route

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Direct Edge ECN LLC, d/b/a DE Route, (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2011

Direct Edge ECN LLC d/b/a DE Route
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 87,792,565
Intercompany receivable	10,060,853
Other assets	10,208
Total assets	$ 97,863,626
Liabilities and Member's Equity	
Liabilities	
Payable to brokers and dealers	$ 6,575,220
Other liabilities	49,332
Total liabilities	6,624,552
Commitments and contingent liabilities (Note 6)	
Member's equity	
Total member's equity	91,239,074
Total liabilities and member's equity	$ 97,863,626

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Direct Edge ECN, LLC, d/b/a DE Route (the "Company"), a Delaware limited liability company, was established as an electronic communications network ("ECN"). The Company was a liquidity destination offering the ability to match or route trades in Nasdaq Global Market, Nasdaq Global Select Market, Nasdaq Capital Market, New York Stock Exchange and American Stock Exchange listed securities by displaying orders in the ISE Stock Exchange or the FINRA Alternative Display Facility. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), National Stock Exchange, Chicago Stock Exchange CBOE Stock Exchange, Nasdaq Stock Market, and New York Stock Exchange. The Company's sole member is Direct Holdings, LLC ("DEH").

In 2009, pursuant to an application with the SEC to operate two new national securities exchanges, DEH formed two corporations: EDGA Exchange Inc ("EDGA") and EDGX Exchange Inc ("EDGX"), collectively the "Exchanges". In 2010, DEH formed Direct Edge Inc ("DEI"), which holds all stock of the Exchanges to consolidate their operations.

On March 12, 2010, DEH received approval from the SEC for the Exchanges to operate as national securities exchanges. On July 2, 2010, the Exchanges commenced operations and the Company began facilitating the dual roles of an ECN and its new role as the Exchanges' routing broker and began transitioning the majority of its operations to the Exchanges. This operational transition period started on July 2, 2010 and was completed on July 19, 2010 ("operational transition period"), at which point the Company ceased to operate as an ECN. The Company now solely functions as a routing broker-dealer for the Exchanges by sending orders to other market centers for execution in accordance with member order instructions and requirements.

Upon completion of the transition, the Company distributed net assets to DEH, which, in turn, contributed same to DEI. The net assets distributed were as follows:

Fixed assets, net	$ 12,986,687
Goodwill	10,953,202
Other assets	3,825,621
Accrued compensation	(3,385,409)
Accrued expenses and other liabilities	(1,718,660)
	$ 22,661,441

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents represent money market accounts which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. As of December 31, 2010, the balance principally consist of money market accounts held of $87,127,520.

Broker Dealer Activities
During its operation as an ECN, the Company recorded commissions receivable and ECN rebates payable on a trade date basis. ECN rebates payables represent payments to other broker-dealers for directing their order executions to the Company. In its capacity as the Exchanges' routing broker, the Company recorded receivables from the Exchanges for routing orders to other liquidity destinations.

Estimated Fair Value of Financial Instruments
Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Depreciation and Amortization
All fixed assets were distributed to DEH and then in turn to DEI as of July 19, 2010 and reflected as a non-cash distribution on the Statement of Changes in Member's Equity. Prior to the distribution, Furniture and fixtures, computer hardware and software and equipment were depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements were amortized using the straight-line method over the term of the lease or the estimated useful lives of the improvements. In accordance with the provisions of subtopic 350 of the FASB Accounting Standards Codification for Intangibles - Goodwill and Other ("ASC 350")," the Company capitalized certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years.

Goodwill
Goodwill was distributed to DEH and then in turn to DEI as of July 19, 2010 and reflected as a non-cash distribution on the Statement of Changes in Member's Equity. Prior to the transfer, the Company applied the provisions of ASC 350, which requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead, be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment.

Income Taxes
The Company is a Limited Liability Company, and as such does not pay income taxes.

3. Commitments and Contingent Liabilities

The Company, from time to time, may be subject to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these potential matters would not likely have a material adverse effect on the results of operations or the financial position of the Company.

The Company is party to a sublease agreement for office space extended to 2021 with certain rental increases included within the agreement. Pursuant to the Company's transition to the Exchanges' routing broker, an expense sharing agreement between the Company and DEI provides for such expense to be borne completely by DEI. Aggregate annual rent for office space at December 31, 2010 is listed below:

2012	$ 954,208
2013	954,208
2014	954,208
2015	954,208
2016	970,604
2017 and later years	4,385,753
	$ 9,173,189

4. Employee Benefit Plan

As part of the transition to the Exchanges' routing broker, the Company's employees were transferred to DEI. These employees are eligible to participate in a 401(k) profit sharing plan (the "Plan") administered by DEH. Under the terms of the Plan, the Company was required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits through the end of the operational transition period after which point, DEI became the contributing company.

5. Related Party Transactions

Routing Broker Related Party Transactions

The Company receives revenue from EDGA for routing services performed on behalf of EDGA and revenue from EDGX for routing services performed on behalf of EDGX. In addition, the Company is also required to pay route fees to EDGA for orders received from EDGX and routed to EDGA and required to pay route fees to EDGX for orders received from EDGA and routed to EDGX. At December 31, 2010, $10,060,853 is receivable by the Company from its affiliates.

6. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker and the Company's broker-dealer customers. Additionally, pursuant to the terms and conditions between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2010, the Company has recorded no liabilities with regard to the right.

The Company maintains its cash and cash equivalents in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk in regards to cash and cash equivalents.

7. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2010, the Company had net capital of $79,453,220 which was $79,011,583 in excess of its required net capital of $441,637.

8. Subsequent Events

The Company has performed an evaluation of subsequent events through February 25, 2011, which is the date the Financial Statements were issued. There have been no material subsequent events that occurred during such period that would be required to be recognized in the Financial Statements, as of or for the year ended December 31, 2010.

pwc

SEC Mail Processing
Section

FEB 28 2011

Washington, DC
110

Report of Independent Accountants

To Direct Edge ECN LLC d/b/a DE Route:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Direct Edge ECN LLC d/b/a DE Route, (the "Company") for the year ended December 31, 2010, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Compared payments of $75,935 reported on item 2B on page 1 to check number 001694 dated July 21, 2010, noting no difference.
    b. Compared payment of $ 19,908 on Item 2F on page 1 to check number 002081 dated February 23, 2011, noting no differences.

2. Compared the Total Revenue amount reported on line 4030 of the audited Form X-17A-5 for the year ended December 31, 2010 to the Total revenue amount of $ 407,272,562 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010. Procedures performed resulted in no differences noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared additions on line 2, net loss from principal transactions in securities in trading accounts, of $489,590 to the Trial Balance for the period January 1, 2010 to December 31, 2010, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $38,337,215 and $ 95,843, respectively of the Form SIPC-7. Procedures noted a $1 rounding difference on 2d.

pwc

5. No overpayment was noted to be applied to the current assessment on page 1, item 2C of Form SIPC-7

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2010

SIPC-7
(33-REV 7/10)

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended DEC 31 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066963 FINRA DEC
DIRECT EDGE ECN LLC 13*13
DE ROUTE
545 WASHINGTON BLVD
JERSEY CITY NJ 07310-1607

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 95,843

B. Less payment made with SIPC-6 filed (exclude interest) (75,935)

____
Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) 19,908

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 19,908

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 19,908

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DIRECT EDGE ECN
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 23 day of FEBRUARY, 20 11

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 2010 and ending DEC 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 407,272,562
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	489,590
(3) Net loss from principal transactions in commodities in trading accounts.	~~489,590~~ (CANC)
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	489,590
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	369,424,936
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	–
Total deductions	369,424,936
2d. SIPC Net Operating Revenues	$ 38,337,215
2e. General Assessment @ .0025	$ 95,843

(to page 1, line 2.A.)

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Direct Edge ECN LLC
d/b/a DE Route
Statement of Financial Condition
December 31, 2010

Direct Edge ECN LLC d/b/a DE Route
Index
December 31, 2010

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